

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2011

Mr. Mark E. Baldwin
Chief Financial Officer
Dresser-Rand Group Inc.
West8 Tower, Suite 1000
10205 Wertheimer Road
Houston, TX 77042

   Re: **Dresser-Rand Group Inc.**
       Form 10-K for the fiscal year ended December 31, 2010
       Filed February 24, 2011
       File No. 001-32586

Dear Mr. Baldwin:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Brian Cascio

          Brian Cascio
          Accounting Branch Chief